INVEST IN **CRAFTER**

Crafter.com Bringing makers of every level together through the art of crafting.





crafter.com San Diego California

Female Founder | Ecommerce | Subscription | Venture Backed | Education

LEAD INVESTOR



Amy Chang Investor

Crafter is a leading online community of crafters and makers of artisan-quality projects. Crafter makes it easy for any enthusiast to get in touch with one's creative side by learning from the best artist instructors to create beautiful, curated projects from quality materials. It's a great way to stay inspired! I'm also proud and excited to be part of a community supporting a female-founded and led company, as well as the artisan community at large.

Invested $25,000 this round

Highlights

1. The arts & crafts industry is a $44B industry serving over 180M makers.
2. We offer artists an alternative to teaching workshops in person to reach a larger audience.
3. Subscribers have a 94.5% repurchase rate, we're proud to have a CAGR of 39% since our launch.
4. We've launched over 100 workshops to over 25,000 makers.
5. We're a Techstars and Project Entrepreneur accelerator company.
6. We are venture backed by funds such as Jason Calacanis' Launch, Massive VC, NuFund and Interlock
7. We've launched exciting partnerships with Anthropologie, Nordstrom and Michaels
8. We migrated from The Crafter's Box to Crafter.com to serve an even wider community of makers.

Our Team



Morgan Spenla Founder & CEO

Founder with 7 yrs of experience growing Crafter, Morgan was recruited into Techstars in 2020 and was one of 10 female founded companies to incubate in NYC under Rent the Runway/UBS Bank. Morgan's background is in marketing & ERP software integrations.

As a hobby crafter myself, I found the challenge of sourcing quality materials and expert education frustrating and inconvenient. Crafter is building a home that brings together artisan tools, materials and education through kits and workshops.



Jen Wold Director of Marketing

A leader with 12+ years of marketing expertise specializing in startup brands. Achievements include building an award-winning blog and creating nationally recognized marketing campaigns. Best in Text: Shine Award 2021 (1st place, 5000+ entries).



Kandace Meyer Head of CX & Partnerships



Celebrating 4 years with Crafter, Kandace leads the newly launched Partnerships Program which is on track to hit $250k in 2023 sales. A passionate leader with 10+ years in communications, Kandace holds two BS degrees in Marketing & Advertising Management.



Caroline Chong Technical Product Manager

Software Developer turned Technical Product Manager - recognized for being a resourceful, thoughtful, and kind leader. Achievements include learning 3 full stacks within 14 weeks, opening a luxury hotel in DC, and raising an almost two year old.

At Crafter.com, we are modernizing the antiquated arts & crafts industry.

As an artisan-level crafting resource for makers, we are building a space to support, educate and create community with the art of making at the forefront.

We're weaving the next chapter of arts & crafts, and invite you to join.



Crafter.
built for those who love to make

About us: The Crafter's Box and Crafter.com

The Crafter's Box has become a beloved brand for makers. In 2022, we had the unique opportunity to acquire Crafter.com and to consider how we could build a parent brand that would have a greater impact on the overall arts & crafts industry.

Crafter.com is modernizing the antiquated experience of shopping for and learning about different creative techniques to build a brighter, more beautiful, sustainable and happy crafting experience. We are doing that by offering comprehensive online digital tutorials by some of the best artists in each medium, curating tools & materials by both traditional manufacturers and incredible craftsmen & women, and creating community by which to engage and grow with.



Crafter.com
The Crafter's Box
subscriptions & kits
eCommerce
Virtual Community
Creator Marketplace

Our product growth timeline:

- We began as a monthly subscription offering in 2016 called The Crafter's Box

- Slowly expanded to a full eCommerce shop specializing in uniquely curated materials and replenishment crafting supplies
- Launched a premium line of workshops beginning in 2019
- Expanded into successful retailer partnerships including Anthropologie & Nordstrom
- Launched a virtual community in 2022
- Began to offer our kits for corporate team building and group gatherings
- Launched in ClassWallet as a homeschool offering in 2023

We have grown a steady customer base that has come to rely on the elevated content Crafter has offered from day one.



Curated at-home experiences are our sweet spot. We are tapping into a white space of crafters seeking *high end materials + tools + professional instruction* unavailable at retail today.
built on education by known artisans
curated quality tools & materials
replenishment of materials to build lifetime customers

Learn to oil paint, basket weave, carve wooden spoons, tuft wool rugs, bind books, knit a cashmere beanie, even solder stained glass art.



TAM: The arts & crafts industry is huge (in fact, it's the same size as the US sports franchise industry).

Arts & crafts may give you all of the warm & fuzzies, but it's a $44B industry made up of over 180M hobby makers (and that's the US alone). **We're proud to share that we've delivered over 150,000 kits** thus far to makers all over the world and boast a 94.5% repeat purchase rate amongst our subscribers.



39% seven-year CAGR
130K followers
LTV/CAC champions 20+ 8.3

Problem: Sourcing quality crafting materials & learning resources is hard.

- 78% of crafters say it's difficult to find clear instructions & identify the right tools and materials necessary to complete a creative project
- 51% of crafters say one of the biggest challenges is purchasing and sourcing

necessary tools and materials to get started.

- 50% of crafters have a difficult time deciding what projects to make
- 75% want a consistent creative outlet
- 79% desire watching expert videos that show the completion of a project from start to finish

Today, 90% of arts & crafts spending happens in physical retail stores that value quantity over quality making the shopping experience for materials overwhelming and the opportunity to learn how to use a tool or technique nearly impossible.


MACRAME
LANDSCAPES

Solution: Create an online shopping experience that's easy.

With an education-first approach, we are focused on simplifying the experience.

Modern makers value convenience, quality, curation & community. Our customers share that they care about sustainability, the story behind how a tool or material is made, and the opportunity to 'source small' when possible. This is the way we are able to support artists full circle; from the education behind our workshops to the production of the items in our eCommerce store and kits.


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Rug Tufting Premium Workshop
$545.00
Crochet Granny Squares Bag Workshop
Toni Lipsey
$85.00
Rigid Heddle Weaving 2.0 Premium Workshop
$195.00
Pastel Landscapes Workshop
$80.00
Tablet Weaving Premium Workshop
Lindsey Campbell
$155.00
Broom Making: Woven Whisk Workshop
Alyssa Blackwell
$85.00
Frame Weaving Workshop
Lindsey Campbell
$85.00
Poured Soy Candles Premium Workshop
Craft + Foster
$175.00

Growing our Presence:

Crafter has been featured in partnerships with Nordstrom, Anthropologie, Michaels and more. Watch a featured spotlight video on Apartment Therapy featuring founder Morgan Spenla here.





As Seen On

apartment therapy Darling, diy network House Beautiful marie claire the spruce

Our small but mighty team supports our growing business and the crafters in our community. We produce high quality content, manufacture in-house, and have strategic relationships on the logistics side to support our growth.

Our all-star team is smart, thoughtful, empathetic -- we are equally amazing at being nimble, pivoting to meet growth needs, changing trends, customer relationship management and moving supply chains. We pride ourselves on being a beloved brand that can solve any issue for any maker.

Customers love Crafter:

"Getting and working on each workshop is often the highlight of my month. I love the curation of unique and fun workshops, and the high quality materials. I've learned so many amazing new skills and several have turned into new creative passions. I love Crafter." - Jennifer C.

"I love everything about the experience." - Abwi

"I want to share how much joy The Crafter's Box and the community brings me every month. I've learned new skills and tried new things I never would have without it. I look forward to the first of the month so much!" - Chelsey C.



"I love Crafter. I have always received prompt, professional, friendly, helpful service. I love that you are a small business that has oustanding and amazing products - and exceptional customer service with every interaction. I admire how you consistently ship out beautiful kits with such quality tools & materials that always arrive as if packed with love.

The Crafter's Box has enabled me to expand my love of arts and crafting. For instance, you taught me how to weave -- an art which now brings me great joy with every project. For that I'm grateful. I love your yarns and roving."

"I'm genuinely and continually impressed by the service of The Crafter's Box team." - Rebecca D.

"I have to say, the customer service is absolutely the best I've seen in my 63 years on

earth. I so appreciate you all." - Kris H.

"I've been a customer for six months and I'm amazed by the quality of service in all forms -- each kit is curated with high quality products, the video tutorials are thorough and excellent, the extra content such as Q&A sessions is a fantastic opportunity to learn more about the creators, the website is easy to follow (and I appreciate the personalized library that is cerated with the lessons I've purchased)." - Susan L.



Arts & Crafts Industry in Numbers: Brick & Mortar vs Online eCommerce

- 3%: YoY avg brick & mortar annual growth

- 7%: YoY big box chain crafting stores

- 16%: YoY avg eCommerce growth

- 40%: YoY growth of Etsy

Arts & crafts as a category beats average brick & mortar *and* online eCommerce growth, with an online crafting store that specializes in a two sided marketplace, small business and curation exceeding annual eCommerce averages by 2.5x. (Note that we are using numbers from pre-pandemic to create fair comparisons, eCommerce and virtual education soared in 2020 & 2021 as the world learned how to digitally consume).



Mission & Brand Pillars:

Our mission is to deliver a joyful crafting experience to makers all over. Crafter connects makers at ever level, building a community around the comfort of creating. The process of making brings mindfulness and balance to busy lives, bringing the joy of making to the forefront is one of our primary goals.

  

COMMUNITY

Community is central to our human experience. We believe in connecting makers to each other and to our artist partners. We are a safe space to share projects, frustrations, and successes in the crafting journey. Whether you prefer to craft alone or gather together, we share opportunities to make the most of all experiences.

QUALITY & CURATION

Our makers trust us to curate and provide premium tools & materials to complete all types of projects. We are thoughtful in our product and artist choices, giving you just what you need without cluttering your crafting space. We make an effort to source project assets from small businesses with sustainability in mind.

MENTAL HARMONY THROUGH MAKING

The process of making creates deep connections, helps us practice skills in problem-solving, and find joy by taking time to slow down for meaningful and fulfilling activities. Through our products and services, we hope to inspire mental harmony and balance, allowing you to experience joy through the journey of making.

We've Raised $3.4M from Angels, VCs and Syndicates.



BUSINESS, TECHNOLOGY

WHY I JUST INVESTED IN CRAFTER, MAKER OF THE MOST BEAUTIFUL ARTS AND CRAFTS KITS IN THE WORLD

⏲ JULY 6, 2021   👤 TREMENDOUSBLOG   💬 LEAVE A COMMENT

Crafter boasts an impressive list of existing investors supporting the company as it grows. Crafter's Board of Advisors includes experienced founders who bring a wealth of knowledge to guide. Crafter participated in the internationally renowned accelerator, Techstars in 2020 and was chosen as one of 10 female-founded companies to incubate under Rent the Runway co-founders & UBS bank in 2018.

We are continuing to build our dream team, to expand to new channels, extend our distribution channels and launch new, innovative offerings such as a two-sided marketplace and more built outline online community offerings.

- Read one of our investor's published thoughts on supporting us _here_.

- Listen in on Jason Calacanis' (serial investor and a large stake in Crafter's seed round) podcast interview of founder Morgan Spenla _here_.



Thank you for learning more about our growth and for investing in Crafter. We're changing the way makers create.

Companies that focus on their positive social impact in the online communities they serve -- while also driving financial performance -- are precisely what smart investing looks like. The next generation of makers is focused on a wider opportunity in the crafting space and we're here to deliver.